UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Calavo Growers, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

N/A

(CUSIP Number)

December 6, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [   ]       Rule 13d-1(b)
    [X]       Rule 13d-1(c)
    [   ]       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only). Lecil E. Cole

2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) N/A
(b) [ ]

3	SEC Use Only

4	Citizenship or Place of Organization U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 1,017,654*

	6	Shared Voting Power 0

	7	Sole Dispositive Power 1,017,654*

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,017,654*

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	[ ]

11	Percent of Class Represented by Amount in Row (9) 10.0%

12	Type of Reporting Person (See Instructions) IN

*Includes 230,000 shares that the reporting person currently has the right to acquire by the exercise of an option.

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Item 1.

(a)	Name of Issuer:

Calavo Growers, Inc., a California corporation

(b)	Address of Issuer’s Principal Executive Offices:

2530 Red Hill Avenue, Santa Ana, California 92705-5542.

Item 2.

(a)	Name of Person Filing: Lecil E. Cole.

(b)	Business Address: 2530 Red Hill Avenue, Santa Ana, California 92705-5542.

(c)	Citizenship: United States citizen.

(d)	Title of Class of Securities: The class of securities to which this Schedule 13G relates is common stock, par value $.001.

(e)	CUSIP Number:

N/A.

Item 3. Statements Filed Pursuant to Rules 13d-1(b) or 13d-2(b) or (c).

This statement is not filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c).

Item 4. Ownership.

(a)	Amount beneficially owned: As of December 6, 2001, Mr. Cole beneficially owned 1,017,654 shares of common stock, including 230,000 shares that Mr. Cole currently has the right to acquire by the exercise of an option.

(b)	Percent of class: 10.0%.

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(c)	Number of shares as to which Mr. Cole has:

(i)	Sole power to vote or to direct the vote is 1,017,654,

(ii)	Shared power to vote or to direct the vote is 0,

(iii)	Sole power to dispose or to direct the disposition of is 1,017,654, and

(iv)	Shared power to dispose or to direct the disposition of is 0.

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

(a)	Not applicable.

(b)	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 6, 2001	/s/ Lecil E. Cole

Lecil E. Cole

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